AIG Insurance Company - Puerto Rico
FINANCIAL INSTITUTION BOND
Policy No. 033 − 001000597-02-000000



INVOICE

ISSUE DATE : June 10, 2025

INVOICE : 033-001000597-02-000000

Named Insured & Mailing Address
UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)

METRO OFFICE PARK
CALLE 1 LOTE 10 C 1
GUAYNABO, PR 00969-

Producer Name (Code) & Mailing Address
EASTERN AMERICA INSURANCE AGENCY   (809)
P. O. BOX 193900

RIO PIEDRAS, PR 00919-3900

Description Kind of Insurance
FINANCIAL INSTITUTION BOND

Policy No.
033-001000597-02-000000

Policy Period
From June 19, 2025 **To** June 19, 2026 12:01 AM Standard Time at the insured's premise.

TrN	Description	Premium	Assessment Fees	Total Premium
1	RENEWAL	$ 7,830.00	$ 0.00	$ 7,830.00
Totals:		$ 7,830.00		$ 7,830.00

Ave. Muñoz Rivera 250, Hato Rey, Puerto Rico 00918
PO Box 10181, San Juan, Puerto Rico 00908-1181
Tel. (787) 767-6400 − www.aig.com

Insured`s Copy

AIG Insurance Company - Puerto Rico
FIB Form 25 033 — 001000597-02-000000



RENEWAL CERTIFICATE

This Renewal Certificate renews the **policy/bond/renewal certificate** No. **033—001000597** ("Expiring Policy/Bond) for the renewal Policy Period indicated below and grants, except as may be indicated otherwise, a new Limit of Liability as indicated below. These Renewal Declarations shall replace the Declarations Page of the Expiring Policy for the renewal Policy Period. The terms, conditions, and exclusions of the Expiring Policy (as in effect on the last day of the Expiring Policy's Policy Period) except as otherwise indicated below or in endorsements attached hereto shall apply to the renewal Policy Period. **ATTACH THIS CERTIFICATE TO YOUR EXPIRING BOND.**

FINANCIAL INSTITUTION BOND
Standard Form No. 25 Revised to October, 1987

AIG INSURANCE COMPANY - PUERTO RICO
(Herein called Underwriter)

RENEWAL DECLARATIONS:

Item 1. Named Insured (herein called Insured): **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)**

Principal address: **CALLE 1 LOTE 10 C 1 GUAYNABO,PR00969-**

Item 2. Bond Period: From: 12:01 a.m. on **June 19, 2025**
To: 12:01 a.m. on **June 19, 2026**

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be:
$ 1,000,000.00

Item 4. Subject to Sections 4 and 11 hereof,

the Each and Every Loss Limit of Liability is	$ 1,000,000.00
and the Each and Every Loss Deductible is	$ 300,000.00
Annual Premium	$ 7,830.00
Terrorism Insurance Act 2002	$ 0.00
Plus Assessment Fee	$ 0.00

Provided, however, that if any amounts are inserted below opposite specific Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered").

Amounts applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (A) - FIDELITY	$ 1,000,000.00	$ 300,000.00
Insuring Agreement (B) - ON PREMISES	$ 500,000.00	$ 300,000.00
Insuring Agreement (C) - IN TRANSIT	$ 500,000.00	$ 300,000.00
Insuring Agreement (D) - FORGERY OR ALTERATION	$ 500,000.00	$ 300,000.00
Insuring Agreement (E) - SECURITIES	$ 500,000.00	$ 300,000.00
Insuring Agreement (F) - COUNTERFEIT CURRENCY	$ 500,000.00	$ 300,000.00
Optional Insuring Agreements and Coverages:		
COMPUTER SYSTEM FRAUD	$ 500,000.00	$ 300,000.00
AUDIT EXPENSES	$ 50,000.00	$ 0.00
CLAIMS EXPENSES	$ 50,000.00	$ 0.00

Ave. Muñoz Rivera 250, Hato Rey, Puerto Rico 00918
PO Box 10181, San Juan, Puerto Rico 00908-1181
Tel. (787) 767-6400 — www.aig.com

Insured`s Copy


EXTORTION TO PERSON	$ 500,000.00	$ 300,000.00
EXTORTION TO PROPERTY	$ 500,000.00	$ 300,000.00

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. PRODUCER: **EASTERN AMERICA INSURANCE AGENCY (809)**

For the purposes of coverage as is afforded during the renewal Policy Period, the term "policy/bond" shall mean the Expiring Policy/Bond (including any endorsements attached thereto) as amended by this Renewal Certificate together with any endorsements attached to this Renewal Certificate.

For the purposes of coverage as is afforded during the renewal Policy Period the term "Declarations" or "Declarations Page" as used in the policy shall mean the "Renewal Declarations Page"

This policy/bond is issued in reliance upon the statements made and materials furnished to the Insurer by the Named Insured in connection with all Financial Institutions Bond applications or requests furnished to the Insurer including all prior insurance applications or requests, and all statements made and materials incorporated in the following specific documents issued or filed by the Policyholder or its subsidiaries whether furnished directly to the Insurer or indirectly to the Insurer from public sources available to the Insurer at the time of such request(s):

**AIG INSURANCE
COMPANY - PUERTO RICO**

_____
Ricardo Mattei
Authorized Representative

**Ave. Muñoz Rivera 250, Hato Rey, Puerto Rico 00918
PO Box 10181, San Juan, Puerto Rico 00908-1181
Tel. (787) 767-6400 − www.aig.com**

Insured`s Copy


POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of AIG Insurance Company. The AIG Insurance Company member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG Insurance Company member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG Insurance Company at 1-800-706-3102.

Ave. Muñoz Rivera 250, Hato Rey, Puerto Rico 00918
PO Box 10181, San Juan, Puerto Rico 00908-1181
Tel. (787) 767-6400 − www.aig.com

Insured`s Copy



AIG Insurance Company - Puerto Rico

MANDATORY SCHEDULE RIDER

Attached to and form part of Financial Institution Bond, Standard Form 24, No. **033 -001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

1. Amendment to Clause III. Discovery. Retroactive Date Rider as of **May 20, 2020**
2. Definite Term Rider
3. Audit Expense Rider
4. Claims Expense Rider
5. Computer Systems Fraud Rider
6. Electronic Funds Transfer Rider
7. Extortion Threats to Persons Rider
8. Extortion Threats to Property Rider
9. Amendment to Insuring Agreement A. Fidelity (substitute "and" for "or" - to include Trading Loss Coverage for Insuring Agreement A, except for improper gains)
10. Amendment to Insuring Agreement B. Premises (include "on premises in which property is lodged" and definition False Pretense)
11. Amendment to Insuring Agreement C. In Transit (to include theft coverage)
12. Amendment to Insuring Agreement D. Forgery (to include telegraphic… or facsimile instructions)
13. Amendment to Insuring Agreement E. Securities (include Registrars Certificate)
14. Include Insuring Agreement F. Counterfeit Currency (of any country / any currency)
15. Amendment to General Agreement E. Notice of Legal Proceeding Against Insured (*120 days*)
16. Amendment to Conditions and Limitations, Section 2. Exclusions
    (d) To delete "or Trustee"
17. Amendment to Conditions and Limitations, Section 2. Exclusions
    (i) Trading Loss Rider
18. Amendment to Conditions and Limitations, Section 2. Exclusions
    (u) To delete Exclusion u in its entirety
19. Specific Entity Exclusion:
    - Universal Group
    - Universal Insurance Company
    - American Central Adjusters, Inc.
    - Universal Life Insurance Company (Formerly Eastern America Life Insurance Co.)
    - Universal Finance Inc. (Previously Liberty Finance Inc
    - Universal Auto Care
    - Universal Insurance Managers, Inc.
    - Universal Insurance Company of North America
    - Universal Insurance Holdings of North America, Inc.
    - Universal North America Insurance Co. (formerly Universal Insurance Company of Texas)
    - Universal Agency, Inc.
    - Universal Financial Services
    - Point Guard Insurance Company, Inc.
    - Point Guard Insurance Agency Inc.
    - Eastern America Financial Services
    - Eastern America Insurance Agency Inc.
20. Amendment to Conditions and Limitations, Section 5. Amendment to of Legal Proceeding Against Underwriter (120 days)
21. Amendment to Conditions and Limitations - to Include Section 13. Extended Reporting Period *1 year at 75% a/p,* (*Bilateral*) (to include notification by email)
22. Non-renewal Notice (*60 Days*)
23. Puerto Rico Agent Rider

24. Worldwide Coverage (No jurisdictional restriction)
25. Amendment to Section VI. Valuation (Electronic Data; Cyber Exclusion)
26. War / Act of War / Terrorism Exclusion
27. Mandatory Premium and Coverage Conditions - IL 0136
28. Office of Foreign Assets Exclusion
29. Russia/Belarus Territory Exclusion

2.   All other terms and conditions of this bond remain unchanged.

3.   This rider shall become effective as of 12:01 a.m. on **June 19, 2025**, standard time as specified in the   policy.



Ricardo Mattei
Authorized Representative



**American International Insurance
Company of Puerto Rico
PO Box 10181
San Juan, PR 00908-1181**

**FINANCIAL INSTITUTION BOND
Standard Form No. 25, Revised to October, 1987**

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the
Insured for:

INSURING AGREEMENTS

A. FIDELITY

Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee or another person or entity.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

B. ON PREMISES

(1) Loss of Property resulting directly from

    (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

    (b) common-law or statutory larceny, committed by a person present in an office of the Insured covered under this bond. While the Property if lodged or deposited within

        (i) any of the Insured's offices covered under this bond, or (ii) offices of any financial institutions, or

        (j) (iii) any premises where the Insured leases safe deposit boxes.

Or, while, lodged or deposited with any authority of a political subdivision in the United States or Canada.

(2) Loss of or damage to

    (a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

    (b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that

        (i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

        (j) (ii) the loss is not caused by fire.

C. IN TRANSIT

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Loss of Property resulting directly from robbery, common-law or statutory larceny, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(a) a natural person acting as a messenger of the Insured (or another natural person acting as a messenger or custodian during an emergency arising from the incapacity of the original messenger), or
(b) a Transportation Company and being transported in an armored motor vehicle, or
(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
    (i)   records, whether recorded in writing or electronically, and
    (ii)   Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and
    (iii)   Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

D. FORGERY OR ALTERATION

Loss resulting directly from Forgery or alteration of, on, or in any

(1) Request made for change of beneficiary in any policy issued by the Insured.
(2) Policy loan agreement made with the Insured.
(3) Assignment to the Insured of any of its policies.
(4) Negotiable instruments other than registered or bearer obligations, made or drawn by or drawn upon the Insured, or purporting to have been made as herein before set forth.

A mechanically reproduced facsimile signature is treated the same as handwritten signature.

E. SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

    (a) Certificated Security,
    (b) Deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
    (c) Evidence of Debt,
    (d) Corporate, partnership or personal Guarantee,
    (e) Security Agreement,
    (f) Letter of Credit,
    (g) Instruction to a Federal Reverse Bank of the United States, or
    (h) Statement of Uncertified Security of any Federal Reserve of the United States which
        (i)   bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
        (ii)   is altered, or
        (iii)   is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (g) above;

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) or (b) above which is a Counterfeit.

Actual physical possession of the items listed in (a) through (h) above by the Insured, its correspondent bank or other authorized representative, is a condition precedent to the Insured's having relied on the faith of such items.

A mechanically reproduced facsimile signature is treated the same as handwritten signature.

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE

If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

    (a) has occurred or will occur in offices or premises, or
    (b) has been caused or will be caused by an employee or employees of such institution, or
    (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall:
        (i)   give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
        (ii)   obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises. Employees and other exposures, and
        (iii)   upon obtaining such consent, pay to the Underwriter an additional premium

B. CHANGE OF CONTROL - NOTICE

When the Insured learns of a change in control, it shall give written notice to the Underwriter. As used in this General Agreement, control means the power to determine the management or policy of a controlling folding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

C. REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond. Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

D. JOINT INSURED

If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next Named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

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E. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED — ELECTION TO DEFEND

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorney's fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.


CONDITIONS AND LIMITATIONS


DEFINITIONS

Section 1. As used in this bond:

(a) **Acceptance** means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) **Certificate of Deposit** means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) **Certificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

    (1) represented by an instrument issued on bearer or registered form;
    (2) of a type commonly dealt in our securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
    (3) either one of a class or series or by its terms divisible into a class or series of shares, participation, interests or obligations.

(d) **Counterfeit** means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) **Employee** means:

    (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder

whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;;

    (2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

    (3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder;

    (4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

    (5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.)

Employee does not mean brokers, general agents, sub-agents, loan agents, fiscal agents, property management agents, real-estate agents, other representatives of the same general character, or independent contractors except contractors as set forth in (2) or (5) above.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(h) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(i) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(j) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(k) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(l) Negotiable Instruments means any writing

    (1) signed by the maker or drawer; and
    (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order obligation, or power given by the maker or drawer; and
    (3) is payable on demand or at a definite time; and
    (4) is payable to order or bearer.

(m) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letter of Credit, insurance policies, abstract of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

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(n) Security Agreement means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(o) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

    (1) a description of the Issue of which the Uncertificated Security is a part;

    (2) the number of shares or units:

        (a) transferred to the registered owner;
        (b) pledge by the registered owner to the registered pledgee;
        (c) released from pledge by the registered pledgee;
        (d) registered in the name of the registered owner on the date of the statement; or
        (e) subject to pledge on the date of the statement;

    (3) the name and address of the registered owner and registered pledgee;

    (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may de subject or a statement that there are none of those liens, restrictions or adverse claims; and

    (5) the date:

        (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;
        (b) the pledge of the registered pledgee was registered, or
        (c) of the statement, if it is a periodic or annual statement.

(p) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(q) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

    (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

    (2) of a type commonly dealt in on securities exchanges or markets; and

    (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or organizations.

EXCLUSIONS

Section 2. This bond does not cover:

    (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

    (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initialing such transit;

    (c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(e) loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting directly or indirectly from

(i) an incorrectly or dishonestly prepared title search, survey, inspection or other report made by an Employee,
(ii) a defective document or instrument taken by the Insured whether or not the Employee accepting such document or instrument knew of such defect, or
(iii) contractual or extra-contractual liability sustained by the Insured in connection with the issuance of contracts or purported contracts of insurance, indemnity or suretyship,

(g) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(h) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A) or (E);

(i) loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer's account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreements (D) or (E);

(j) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A);

(k) loss of Property while (1) in the mail, or (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

(l) potential income, including but not limited to interest and dividends, not realized by the Insured;

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or property of the Insured, except when coverage under Insuring Agreement (A);

(n) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(o) all fees, costs and expenses incurred by the Insured

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(p) indirect or consequential loss of any nature;

(q) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such law, rules or regulations;

(r) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(s) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(t) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(u) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all loses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the

Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at his own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement E, resulting from

    (a)   any one act or series or related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

    (b)   any one act or series or related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

    (c)   all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

    (d)   any one casualty or even not specified in (a), (b) or (c) preceding.

NOTICE/PROOF − LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)   At the earliest practicable moment, not to exceed 30 days, after discovery or loss, the Insured shall give the Underwriter notice thereof.

(b)   Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)   Lost Certificates Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)   Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)   If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)   This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The under Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of, replace or repair such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the cash value of, replace or repair such Property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT − SUBROGATION − RECOVERY − COOPERATION

Section 7.

(a)   In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and cause of action as it has against any person or entity to the extent of the loss payment.

(b)   In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefore against any person or entity to the extent of such payment.

(c)   Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)   Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall (1) submit to examination by the Underwriter and subscribe to the same under oath; and

(2) produce for the Underwriter's examination all pertinent records; and

(3) cooperate with the Underwriter in all matters pertaining to the loss.

(e)   The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which ir recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (j) or by a Transportation Company, or by another entity on whole premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or

(3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the matter prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore, and upon request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirely upon occurrence of any of the following: (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by the State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.-

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations page.

Juan Eliza	Angel Torres
Secretary	President



AIG Insurance Company - Puerto Rico

AMENDMENT TO SECTION III. DISCOVERY
(Retroactive Date)

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed that:

The attached bond is amended by deleting **SECTION 3. DISCOVERY.**
The attached bond is further amended by inserting the following as Section 3.

SECTION III.   RETROACTIVE DATE: May 20, 2020

This bond applies only to a Single Loss, as defined in Section 4, which was sustained in its entirety after the Retroactive Date set forth above. All acts or omissions causing or contributing to such Single Loss (including acts or omissions causing a loss less than the Single Loss Deductible Amount) must occur after the Retroactive Date for coverage under this bond to apply. Such Single Loss must be discovered by the Insured during the bond period.

Discovery of loss occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of the type covered by this bond has been or will be incurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances, which, if true, would constitute a loss under this bond.

3.   All other terms and conditions of this bond remain unchanged.

4.   This rider shall become effective as of 12:01 a.m. on **June 19, 2025,** standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

DEFINITE TERM RIDER

Attached to and form part of Financial Institution Bond, Standard Form 24, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   Item #2 of the Declarations of this bond is deleted in its entirety and replaced by the following:

        Item #2. Bond Period:

From: 12:01 Noon on June 19, 2025   To: 12:00 Noon on June 19, 2026

Standard time at the Principal Address to each of said dates. The Liability of the Company or Underwriter under this Bond shall not be cumulative from period to period or from year to year.

2.   All other terms and conditions of this bond remain unchanged.

3.   This rider shall become effective as of 12:01 a.m. on **June 19, 2025,** standard time as specified in the   policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AUDIT EXPENSE

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed that:

1. The Declarations incorporated in and forming part of the attached bond is hereby amended by adding the following additional Optional Coverage:

Amounts Applicable To:	LIMIT OF LIABILITY Each & Every Loss	DEDUCTIBLE Each & Every Loss
Optional Coverage - AUDIT EXPENSE	**$50,000.00**	**$0.00**

2. The bond to which this Rider is attached (herein called the "Bond") is hereby amended by inserting the following additional Optional Coverage:

OPTIONAL COVERAGE - <u>AUDIT EXPENSE</u>

3. An additional paragraph, as follows, is inserted as the fifth paragraph of the Fidelity Insuring Agreement.

    Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite "Audit Expense Coverage" it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

4. The following paragraph is substituted for Section 2(d):

    (d) loss resulting directly or indirectly form any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of any Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

5. The following paragraph is substituted for Section 2(u):

    (u)   all fees, costs and expenses incurred by the Insured

(1) in establishing the existence of or an amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense; or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond.

6. The following is added as the final paragraph of Section 5:

If the Insured is an institution under the supervision of the Office of Thrift Supervision, it is understood and agreed that in case of any loss hereunder discovered either by the Insured or by the Federal Home Loan Bank of which the Insured s a member, the said Federal Home Loan Bank is empowered to give notice of the loss to the Underwriter within the period limited thereof.

7. The Single Loss Limit of Liability and Single Loss Deductible for Audit Expense Coverage are the amounts shown in Item 1 of this Rider.

8. All other terms and conditions of this bond remain unchanged.

9. This rider shall become effective as of 12:01 a.m. on **June 19, 2025**, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

CLAIMS EXPENSE RIDER

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033-001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. The Declarations incorporated in and forming part of the attached bond is hereby amended by adding the following Insuring Agreement:

Amounts Applicable To:	Each & Every Loss Limit Of Liability	Each & Every Loss Deductible
Optional Coverage - CLAIMS EXPENSE	$50,000.00	$0.00

2. The bond to which this Rider is attached (herein called the "Bond") is hereby amended by inserting the following additional Insuring Agreement:

    INSURING AGREEMENT - <u>CLAIMS EXPENSE</u>

    Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss caused by any dishonest or fraudulent act or acts of any of the Insured`s Employees, which loss exceeds the Single Loss Deductible Amount.

3. The Single Loss Limit of Liability and Single Loss Deductible for the Claims Expense Insuring Agreements are the amounts shown in Item 1 of this Rider.

4. All other terms and conditions of this bond remain unchanged.

5. This rider shall become effective as of 12:01 a.m. on **June 19, 2025.**

Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

COMPUTER SYSTEMS FRAUD

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   The Declarations incorporated in and forming part of the attached bond is hereby amended   by adding the following additional Insuring Agreement:

	Each & Every Loss	Each & Every Loss
Amounts Applicable To:	**Limit Of Liability**	**Deductible**
Insuring Agreement-COMPUTER SYSTEMS FRAUD	**$500,000.00**	**$300,000.00**

2.   The bond to which this Rider is attached (herein called the "Bond") is hereby amended by inserting the following additional Insuring Agreement:

INSURING AGREEMENT - COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)   Property to be transferred, paid or delivered,

(ii)   an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)   an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith

(a)   on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)   on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

3.   In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)   Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)   Computer System means

        (1)   computers with related peripheral components, including storage components wherever located,

        (2)   systems and applications software,

        (3)   terminal devices, and

        (4)   related communication networks

        by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

(C)   Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

(D)   Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

(E)   Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

EXCLUSIONS

(A)   loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

(B)   loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)   loss resulting directly or indirectly from

        (1)   mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

        (2)   failure or breakdown of electronic data processing media, or

        (3)   error or omission in programming or processing;

(D)   loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer`s authentication mechanism;

(E)   loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.   A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

4.   The exclusion below as found in the attached bond, does not apply to the Computer Systems Fraud Insuring Agreement.

"Loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A),"

5.   The Single Loss Limit of Liability and the Single Loss Deductible for the Computer System Fraud Insuring Agreement are the amounts shown in Item 1 of this Rider.

6.   All other terms and conditions of this bond remain unchanged.

7.   This rider shall become effective as of 12:01 a.m. on **June 19, 2025.**



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

EXTORTION THREATS TO PERSONS RIDER

Attached to and form part of Financial Institution Bond, Standard Form 25 No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed that:

1. The Declarations incorporated in and forming part of the attached bond is hereby amended   by adding the following Insuring Agreement:

Amounts Applicable To:	Each & Every Loss Limit Of Liability	Each & Every Loss Deductible
Optional Coverage - EXTORTION THREATS TO PERSONS	$500,000.00	$300,000.00

2. The attached bond is amended by deleting the last line of Exclusion (m) of Section 2 and by substituting in lieu thereof the following:

"except with respect to (1) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion - Threats To Persons Insuring Agreement below, and with respect to (2) above, when covered under Insuring Agreement (A), or the extent covered under the Extortion - Threats To Property Insuring Agreement when added by rider to the attached bond."

The attached bond is further amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT - EXTORTION - THREATS TO PERSONS

Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do bodily Harm to:

1. a director, trustee, Employee pr partner of the Insured or to the proprietor (if the Insured be a sole proprietorship), or

2. a relative or invitee of any person enumerated in (1) above

who was, or allegedly was, kidnapped anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist`s demand to an associate, and (b) a reasonable effort has been made to report the extortionist`s demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

SCHEDULE

3. The Single Loss Limit of Liability and Single Loss Deductible for the Extortion - Threats to Persons Insuring Agreement are the amounts shown in Item 1 of this Rider.

4. All other terms and conditions of this bond remain unchanged.

5. This rider shall become effective as of 12:01 a.m. on **June 19, 2025,** standard time as specified in the policy.

Ricardo Mattei
Authorized Representative



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

EXTORTION THREATS TO PROPERTY RIDER

Attached to and form part of Financial Institution Bond, Standard Form 25 No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed that:

1. The Declarations incorporated in and forming part of the attached bond is hereby amended by adding the following Insuring Agreement:

Amounts Applicable To:	Each & Every Loss Limit Of Liability	Each & Every Loss Deductible
Optional Coverage - EXTORTION THREATS TO PROPERT	$500,000.00	$300,000.00

2. The Underwriter shall not be liable under the attached bond on account of loss through the surrender of Property away from an office of the Insured as a result of a threat:

a) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of ay such threat; or
b) to do damage to premises or property of the Insured,

"except with respect to (a) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion - Threats To Persons Insuring Agreement below, and with respect to (b) above, when covered under Insuring Agreement (A), or the extent covered under the Extortion - Threats To Property Insuring Agreement when added by rider to the attached bond."

3. The attached bond is further amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT - <u>EXTORTION-THREATS TO PROPERTY</u>

Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do damage to the premises or property of the Insured located anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist`s demand to an associate, and (b) a reasonable effort has been made to report the extortionist`s demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

SCHEDULE

4. The Single Loss Limit of Liability and Single Loss Deductible for the Extortion - Threats to Property Insuring Agreement are the amounts shown in Item 1 of this Rider.

5. All other terms and conditions of this bond remain unchanged.

6. This rider shall become effective as of 12:01 a.m. on **June 19, 2025**, standard time as specified in the policy.

Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

ELECTRONIC FUNDS TRANSFER RIDER

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   The Declarations incorporated in and forming part of the attached bond is hereby amended by adding the following additional Optional Coverage:

Amounts Applicable To:	LIMIT OF LIABILITY Each & Every Loss	DEDUCTIBLE Each & Every Loss
Optional Coverage - ELECTRONIC FUNDS TRANSFER	$500,000.00	$300,000.00

2.   The bond to which this Rider is attached (herein called the "Bond") is hereby amended by inserting the following additional Optional Coverage:

OPTIONAL COVERAGE - <u>ELECTRONIC FUNDS TRANSFER</u>

By reason of the Insured having transferred, paid, or delivered any funds, debited any account, or given any value on the faith of any Electronic Funds Transfer directed to the Insured authorizing or acknowledging the transfer, payment, delivery, or receipt of funds which communications were transmitted or appear to have been transmitted

1)   through an Electronic Communication System; or
2)   through a tele-facsimile device or similar means of communication

Directly into the Insured`s Computer System or to the Insured`s Communication Terminal and fraudulently purport to have been sent by a customer or an office of the Insured, but which communications were either not sent by said customer, or office, or were fraudulently modified.

Special condition: All tele-facsimile or similar means of communication referred to above must be tested or subject to a call-back to an authorized person other than the individual initiating the transfer request.

3.   The Single Loss Limit of Liability and Single Loss Deductible for Audit Expense Coverage are the amounts shown in Item 1 of this Rider.

4.   All other terms and conditions of this bond remain unchanged.

5.   This rider shall become effective as of 12:01 a.m. on **June 19, 2025,** standard time as specified in the policy.

Ricardo Mattei
Authorized Representative



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AMENDMENT TO INSURING AGREEMENT A. FIDELITY

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033-001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. **INSURING AGREEMENT A. FIDELITY** is deleted in its entirety and replaced as follows:

Loss resulting solely and directly from one or more dishonest or fraudulent acts committed by an Employee whether acting alone or in collusion with others, which acts are committed by the Employee with the intent:

to cause the Insured to sustain such loss, or

to obtain thereby, and which in fact results in an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured`s loss results directly or indirectly from:

Loans, that portion of the loss is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions has received, in connection therewith, an improper financial benefit with a value of at least $2,500.00 and had the manifest intent to cause the Insured to sustain such a loss;

Trading, that portion of the loss is not covered unless the Employee also has received, in connection herewith, an improper financial benefit and had the manifest intent to cause the Insured to sustain such a loss.

As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

2. All other terms and conditions of this bond remain unchanged.

3. This rider shall become effective as of 12:01 a.m. on **June 19, 2025,** standard time as specified in the policy.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Endorsement No._____Additional Premium _____ Return Premium
_____

Name of Assured _UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)

Nothing herein contained shall be held to vary, alter, waive or change any of the terms, limits or conditions of the Policy, except as hereinabove set forth.

This endorsement is effective June 19, 2025

Attached to and forming part of Policy No. 033-001000597-02-000000 of the

AIG Insurance Company - Puerto Rico

G-81-10M-9-87



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AMENDMENT TO INSURING AGREEMENT B. ON PREMISES

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033-001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. **INSURING AGREEMENT B. ON PREMISES** (1) subparagraph (b) is deleted in its entirety and replaced as follows:

Theft, false pretenses, common law or statutory larceny, committed by a person present in an office or on the premises of the insured; or on the premises in which the property is lodged or deposited.

As used in this bond, FALSE PRETENSE means the delivery and transfer of tangible Property on the premises of the Insured, or on the premises in which the property is lodged or deposited, to a person on said premises as the direct result of a fraudulent misrepresentation made by said person to the Insured at the time of delivery and transfer of said property, however, in respect of Agreement B, Part 1(b), the words theft or larceny as used therein does not include the offense of False pretense.

2. All other terms and conditions of this bond remain unchanged.

3. This rider shall become effective as of 12:01 a.m. on **June 19, 2025.**



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AMENDMENT TO INSURING AGREEMENT C. IN TRANSIT

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   **Insuring Agreement C. IN TRANSIT**, is amended to include:
 (c)   The term "messenger" as used in Insuring Agreement C. In Transit, of the attached bond shall be deemed to include any entity contained in the schedule shown below, provided that the covered property transported by said entities is limited to the following:

g:

        (i)   Records, whether recorded in writing or electronically, and
        (ii)   Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and
        (iii)   Non-Negotiable Instruments, Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
        (iv)   Excess of any coverage carrier may have.

SCHEDULE

Air Systems Rush Couriers, Federal Express, Emery Air Freight or any other Air Courier utilized by the Insured as Transportation companies covered under this Agreement.
Theft coverage for In Transit Insuring Agreement
Certificated Securities as used in this Bond shall be deemed to include commercial paper in bearer form for which the Insured acts as paying agent, however solely while in the custody of the Insured.

2.   It is further understood and agreed that only with respect to the coverage afforded under this Insuring Agreement C. In Transit, Certificated Security of Section 1. Definitions of the Conditions and Limitations is amended to include the following:
 (4)   commercial paper in bearer form for which the Insured acts as paying agent, however, solely while in the custody of the Insured.

3.   All other terms and conditions of this bond remain unchanged.

4.   This rider shall become effective as of 12:01 a.m. on **June 19, 2025.**



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AMENDMENT TO INSURING AGREEMENT D. FORGERY OR ALTERATION

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. **Insuring Agreement D. FORGERY OR ALTERATION** is deleted in its entirety and replaced as follows:

    Loss resulting directly from:

    (a) Forgery or alteration of, on or in any Negotiable Instrument (including an evidence of debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

    (b) Transferring, paying or delivering any funds or Property, or establishing any credi,t or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery, or receipt of funds or property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any banking institution. Telegraphic, cable, teletype, telefax, rapidfax, or facsimile instructions or advices, as aforesaid, exclusive of transmissions of electronic funds transfer systems, sent by a person other than the said customer or banking institution purporting to send such instructions or advices, shall be deemed to bear a signature which is a Forgery.

    A mechanically reproduced facsimile signature is treated in the same as a handwritten signature.

2. All other terms and conditions of this bond remain unchanged.

3. This rider shall become effective as of 12:01 a.m. on **June 19, 2025.**

_____
Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AMENDMENT TO INSURING AGREEMENT E. SECURITIES

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033-001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO**.

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. INSURING AGREEMENT E. SECURITIES is deleted in its entirety and replaced as follows:

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

    (1) acquired, sold or delivered, or given value, extended credit, or assumed liability on the faith of any original

        a) Certificated Security,
        b) Document of Title,
        c) deed, mortgage, or other instrument conveying title to, or creating or discharging a lien upon real property,
        d) Certificate of Origin or Title,
        e) Evidence of Debt
        f) Corporate, partnership, or personal Guarantee
        g) Security Agreement,
        h) Instruction to a Federal Reserve Bank of the United States, or
        i) Statement of Uncertificated Security of any Federal Reserve of the United States; which

            i. (bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
            ii. is altered, or
            iii. is lost or stolen;

    (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (h) above, which guarantee was relied upon the Insured`s stamp or medallion that was lost, stolen, or counterfeit;

    (3) acquired, sold or delivered, or given value, extended credit, or assumed liability on the faith of any item listed in (a) through (d) above which is a Counterfeit.

Actual physical possessions of the items listed in (a) through (i) above by the Insured, its correspondent bank, or other authorized representative is a condition precedent to the Insured`s having relied on the faith of such items.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

The term "original" as it applies in Insuring Agreement (E) - Securities only with respect to paragraph (1) (C) deed, Mortgage, or other instrument conveying title to, or creating or discharging a lien upon real property, shall be deemed to mean a Registrar`s Certificate for deeds or related mortgage instruments, except for losses in connection with bills of lading, credit cards, and invoice discounts (factoring).

1. All other terms and conditions of this bond remain unchanged.

2. This rider shall become effective as of 12:01 a.m. on **June 19, 2025**, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AMENDMENT TO INSURING AGREEMENT F.
COUNTERFEIT CURRENCY

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

1.   In consideration of the premium charged, it is hereby understood and agreed as follows:

INSURING AGREEMENT F. COUNTERFEIT CURRENCY is amended by adding the following paragraph:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of any country/any currency.

2.   All other terms and conditions of this bond remain unchanged.

3.   This rider shall become effective as of 12:01 a.m. on **June 19, 2025**, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AMENDMENT TO GENERAL AGREEMENT E.
NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO**.

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. **GENERAL AGREEMENT F. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND**, is amended by deleting the first two paragraphs and replacing them as follows:

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed **one hundred twenty (120) days** after notice thereof, of any legal proceeding brought to determine the Insured`s liability for any loss, claim, or damage, which, if established, would constitute a collectible loss under this bond. Concurrently the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter at its sole option may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured`s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorney`s fees, costs, and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

The right to select defense attorney in legal proceedings on behalf of the Insured will be agreed upon both parties.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent, or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorney`s fees, costs, and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding and, subject to subsection (e) of Section 5, the Insured may not bring legal proceeding for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

2. All other terms and conditions of this bond remain unchanged.

3. This rider shall become effective as of 12:01 a.m. on **June 19, 2025**, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AMENDMENT TO SECTION II. EXCLUSIONS, ITEM (d)

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   **SECTION II. EXCLUSIONS**, Item (d) is deleted in its entirety and replaced by the following:

   (a) loss resulting directly or indirectly from any acts of any director of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

2.   The Limit of Liability for coverage hereunder shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations Page of the bond or amendment thereto.

3.   All other terms and conditions of this bond remain unchanged.

4.   This rider shall become effective as of 12:01 a.m. on **June 19, 2025**, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AMENDMENT TO CONDITIONS AND LIMITATIONS II. EXCLUSIONS, ITEM (i)
(Trading Loss Rider)

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO**.

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. **SECTION II. EXCLUSIONS, Item (i)** is deleted in its entirety and replaced by the following:

    (i) loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer's account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreements (D) or (E).

    If coverage is carried thereunder, nor shall it apply to Insuring Agreement (A) to the extent that the loss covered thereunder does not exceed the Single Loss Limit of Liability for Trading Loss Coverage, as set forth on the Declarations Page or amendment thereto; it being understood, however, that such liability shall be a part of and not in addition to the Single Limit of Liability stated in Item 4 of the Declarations of the bond or amendment thereof, and that the dishonest or fraudulent act must be committed by the employee with the manifest intent to cause the Insured such loss and to obtain financial benefit for the employee or another person or entity.

2. The Limit of Liability for coverage hereunder shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations Page of the bond or amendment thereto.

3. All other terms and conditions of this bond remain unchanged.

4. This rider shall become effective as of 12:01 a.m. on June 19, 2025, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

AMENDMENT TO CONDITIONS AND LIMITATIONS II. EXCLUSIONS
ITEM (u)

Attached to and form part of Financial Institution Bond, Standard Form 25, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.　**SECTION II. EXCLUSIONS**, Item (u) is deleted in its entirety.

2.　All other terms and conditions of this bond remain unchanged.

3.　This rider shall become effective as of 12:01 a.m. on **June 19, 2025**, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

NAMED INSURED: UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)

CYBER COVERAGE EXCLUSION

In consideration of the premium charged, it is hereby understood and agreed that the Insurer shall not be liable to make payment for loss in connection with a claim alleging, arising out of, based upon or attributable to any:

      (a) failure or violation of the security of any **Computer System** owned, operated, controlled, leased by, or used in any way to support the business of an **Insured**.

      (b) failure to protect, including without limitation, the unauthorized access to or disclosure of **Confidential Information**.

For purposes of this exclusion:

Computer System means computer hardware, software or any components thereof, including wireless or mobile equipment and other devices enabled to electronically send and/or receive information, that are linked together through the internet or any other network.

Confidential Information means any:

(1) information from which an individual may be uniquely and reliably identified, contacted or impersonated;
(2) information about an individual that is protected from unauthorized access or disclosure under any applicable law; or
(3) information belonging to or concerning a person or entity that is not available to the general public or is protected by any confidentiality obligation or agreement.

NOTHING HEREIN CONTAINED SHALL BE HELD TO VARY, ALTER, WAIVE OR CHANGE ANY OF THE TERMS, LIMITS OR CONDITIONS OF THE POLICY, EXCEPT AS HEREIN SET FORTH.

This endorsement is effective on **June 19, 2025.**

Attached to and forming part of Policy No. **033 - 001000597-02-000000** of **AIG INSURANCE COMPANY - PUERTO RICO.**



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

**AMENDMENT TO CONDITIONS AND LIMITATIONS V. NOTICE/PROOF-
LEGAL PROCEEDINGS AGAINST UNDERWRITER**

Attached to and form part of Financial Institution Bond, Standard Form 25, No. 033 **- 001000597-02-000000** issued to UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374) by **AIG INSURANCE COMPANY - PUERTO RICO**.

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. **CONDITIONS AND LIMITATIONS V. - NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER - Section (a)** is deleted in its entirety and replaced as follows:

   (a) At the earliest practicable moment, not to exceed **one hundred twenty (120) days** after discovery of loss, the Insured shall give the Underwriter notice thereof.

2. All other terms and conditions of this bond remain unchanged.

3. This rider shall become effective as of 12:01 a.m. on June 19, 2025, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

**AMENDMENT TO CONDITIONS AND LIMITATIONS BY ADDING SECTION XIII -
EXTENDED REPORTING PERIOD**

Attached to and form part of Financial Institution Bond, Standard Form 25, No**. 033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO.**

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   **CONDITIONS AND LIMITATIONS XIII. - EXTENDED REPORTING PERIOD** is added as follows:

XIII. EXTENDED REPORTING PERIOD

In the event of cancellation of this bond by the Insured or on the event of non-renewal by the Underwriter, the Insured shall have the right, upon (1) written notification to the Underwriter or its authorized agent, and (2) payment of an additional premium, within sixty (60) days of such termination to have issued an endorsement providing an "Optional Extended Reporting Period".

Upon receipt, within **sixty (60)** days of termination, of the Insured`s written notice and payment, the Underwriter will issue an "Optional Extended Reporting Period" for a period of **one (1) year** at **75%** of the premium stated in the Declarations Page.

For the purposes of the coverage described in this endorsement "Optional Extended Reporting Period" shall mean a period of one year in which the Insured shall have the right to give written notice to the Underwriter pursuant to Clause V. NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER of a Loss discovered, but such Loss must have occurred prior to the end of the Policy Period.

The "Optional Extended Reporting Period" is not cancelable and the additional premium charged shall be fully earned at inception.

2.   All other terms and conditions of this bond remain unchanged.

3.   This rider shall become effective as of 12:01 a.m. on **June 19, 2025**, standard time as specified in the bond.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

NON-RENEWAL NOTIFICATION RIDER

Attached to and form part of Financial Institution Bond, Standard Form 24, No. 033-001000597-02-000000 issued to UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374) by AIG INSURANCE COMPANY - PUERTO RICO.

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.   In the event the Insurer decides not to renew this bond, a **sixty (60) day** notification must be given to the Named Insured.

2.   All other terms and conditions of this bond remain unchanged.

3   This rider shall become effective as of 12:01 a.m. on June 19, 2025.

**AIG INSURANCE
COMPANY - PUERTO RICO**

03-024-AIG28



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

NAMED ENTITY: UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)

SPECIFIC ENTITY EXCLUSION

In consideration of the premium charged herein, it is hereby understood and agreed that this policy does not provide coverage for Claims or developments arising out of work preformed by or on behalf of the following entities:

- Universal Group
- Universal Insurance Company
- American Central Adjusters, Inc.
- Universal Life Insurance Company (Formerly Eastern America Life Insurance Co.)
- Universal Finance Inc. (Previously Liberty Finance Inc
- Universal Auto Care
- Universal Insurance Managers, Inc.
- Universal Insurance Company of North America
- Universal Insurance Holdings of North America, Inc.
- Universal North America Insurance Co. (formerly Universal Insurance Company of Texas)
- Universal Agency, Inc.
- Universal Financial Services
- Point Guard Insurance Company, Inc.
- Point Guard Insurance Agency Inc.
- Eastern America Financial Services
- Eastern America Insurance Agency Inc.

NOTHING HEREIN CONTAINED SHALL BE HELD TO VARY, ALTER, WAIVE OR CHANGE ANY OF THE TERMS, LIMITS OR CONDITIONS OF THE POLICY, EXCEPT AS HEREINABOVE SET FORTH.

This endorsement is effective on **June 19, 2025**.

Attached to and forming part of Policy No. **033 - 001000597-02-000000** of the **AMERICAN INTERNATIONAL INSURANCE COMPANY OF PUERTO RICO.**



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

PUERTO RICO AGENT NOTIFICATION RIDER

Attached to and form part of Financial Institution Bond, Standard Form 24, No. 033 **- 001000597-02-000000** issued to UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374) by **AIG INSURANCE COMPANY - PUERTO RICO**.

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Any notice or documents required by the terms of the attached bond or by any riders attached thereto to be given to or filed with the Underwriter may be given to or filed directly with the Underwriter or its authorized representative:


EASTERN AMERICA INSURANCE AGENCY   (809)
P. O. BOX 193900

RIO PIEDRAS,PR00919-3900


2. All other terms and conditions of this bond remain unchanged.

3. This rider shall become effective as of 12:01 a.m. on June 19, 2025, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

WORLDWIDE COVERAGE

To be attached to and form part of Financial Institution Bond Form 24 No. 033 **- 001000597-02-000000** in favor of UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374) by **AIG INSURANCE COMPANY - PUERTO RICO**.

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Coverage as afforded herein applies anywhere in the world.

2. All other terms and conditions of this bond remain unchanged.

3. This rider shall become effective as of 12:01 a.m. on June 19, 2025, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

POLICYHOLDER: UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)

VI. VALUATION
(Electronic Data or Computer Programs)

Attached to and form part of Financial Institution Bond, Standard Form 24, No. **033 - 001000597-02-000000** issued to **UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374)** by **AIG INSURANCE COMPANY - PUERTO RICO**.

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Clause **VI. VALUATION** is amended by adding the following at the end thereof:

    Electronic Data or Computer Programs

    The liability of the Company shall be limited to the cost of duplication of such damaged or destroyed Electronic Data or Computer Programs from any backup copy(ies) of such Electronic Data or Computer Programs which shall have been furnished by or on behalf of the Insured.

2. All other terms and conditions of this bond remain unchanged.

3. This rider shall become effective as of 12:01 a.m. on **June 19, 2025**, standard time as specified in the policy.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

TERRITORY RESTRICTION EXCLUSION

It is hereby understood and agreed that this policy is amended as follows:

There shall be no coverage afforded by this policy for any:

    i.   entity organized or incorporated pursuant to local law of the **Specified Area**, or headquartered in a **Specified Area**;

    ii.   natural person during the time such natural person is located in a **Specified Area**;

    iii.   part of a claim, action, suit or proceeding made, brought or maintained in a **Specified Area**; or

    iv.   loss of, theft of, damage to, loss of use of, encryption of, interruption to the operations or availability of, or destruction of any part of any property (tangible or intangible) located in a **Specified Area**, including, but not limited to, any computer system, data, digital assets, money or securities located in a **Specified Area**.

For purposes of this endorsement, "**Specified Area**" means:

    a.   The Republic of Belarus; or

    b.   The Russian Federation (as recognized by the United Nations) or their territories, including territorial waters, or protectorates where they have legal control (legal control shall mean where recognized by the United Nations).

Where there is any conflict between the terms of this endorsement and the terms of the policy, the terms of this endorsement shall apply, subject at all times to the application of any Sanctions clause.

If any provision of this endorsement is or at any time becomes to any extent invalid, illegal or unenforceable under any enactment or rule of law, such provision will, to that extent, be deemed not to form part of this endorsement but the validity, legality and enforceability of the remainder of this endorsement will not be affected.

NOTHING HEREIN CONTAINED SHALL BE HELD TO VARY, ALTER, WAIVE OR CHANGE ANY OF THE TERMS, LIMITS OR CONDITIONS OF THE POLICY, EXCEPT AS HEREIN SET FORTH.

This endorsement is effective on **June 19, 2025**.

Attached to and forming part of Policy No. **033 - 001000597-02-000000** of **AIG INSURANCE COMPANY - PUERTO RICO**.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

WAR/ACT OF WAR/TERRORISM EXCLUSION

To be attached to and form part of Financial Institution Bond, Standard Form 24, No. 033 **- 001000597-02-000000** in favor of UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374) by **AIG INSURANCE COMPANY - PUERTO RICO**.

It is hereby understood and agreed that this policy does not cover any loss caused or claim arising out of, in whole or in part, directly or indirectly or resulting from or by:

war, any act of war, civil war, invasion, insurrection, revolution, use of military power or usurpation of government of military power: or the intentional use of military force to intercept, prevent, or mitigate any known or suspected terrorist act; or
any act of terrorism.

It is further agreed that the term war and terrorist act(s) are respectively defined as follows:

war shall mean war, whether declared or not, or any warlike activities including use of military force by any sovereign nation to achieve economic, geographic, nationalistic, political, racial, religious or other ends;
terrorist act(s) shall mean any actual or threatened use of force or violence directed at or causing damage, injury, harm or disruption or commission of an act dangerous to human life or property against any individual property or government with the stated or unstated objective of pursuing economic, ethnic, nationalistic, political, racial or religious interests, whether such interests are declared or not. Robberies or other criminal acts, primarily committed for personal gain and acts arising primarily from prior personal relationships between perpetrator(s) and victim(s) shall not be considered terrorists acts.

A terrorist act shall also include ay act which is verified or recognized by the Government as an act of terrorism.

Notwithstanding, for the purposes of determining the applicability of this exclusion, it is hereby understood and agreed that such exclusion shall not apply in the event that the Loss:

arises directly from a theft, burglary or robbery on the Insured`s premises by any employee (acting alone or in collusion with others) or any other person provided such theft, burglary or robbery:

is committed with the principal intent to cause the Insured to sustain a loss; or
is committed with the principal intent for the employee or any other person to gain personal benefit; and is first discovered by the Insured during the policy period or discovery period.

All other terms and conditions of this bond remain unchanged.

This rider shall become effective as of 12:01 a.m. on June 19, 2025, standard time as specified in the bond.



Ricardo Mattei
Authorized Representative



AIG Insurance Company - Puerto Rico

OFFICE OF FOREIGN ASSETS CONTROL (OFAC) EXCLUSION

To be attached to and form part of Financial Institution Bond, Standard Form 24, No. 033 **- 001000597-02-000000** in favor of UNIVERSAL LIFE FORTUNE V SPECIAL ACCOUNT (1200374) by **AIG INSURANCE COMPANY - PUERTO RICO**.

The Insurer will not be liable to provide any coverage or make any payment hereunder if to do so would be in violation of any sanctions law or regulation which would expose the Insurer, its parent company or its ultimate controlling entity to any penalty under any sanctions law or regulation.

This exclusion applies *pari passu* to coverage directly affected by any sanctions issued by any other country.

NOTHING HEREIN CONTAINED SHALL BE HELD TO VARY, ALTER, WAIVE OR CHANGE ANY OF THE TERMS, LIMITS OR CONDITIONS OF THE POLICY, EXCEPT AS HEREIN SET FORTH.

All other terms and conditions of this bond remain unchanged.

This rider shall become effective as of 12:01 a.m. on June 19, 2025, standard time as specified in the bond.



Ricardo Mattei
Authorized Representative

MANDATORY PREMIUM AND COVERAGE CONDITIONS ENDORSEMENT – PUERTO RICO

It is hereby understood and agreed that pursuant to the regulations approved by the Commissioner of Insurance of Puerto Rico, this policy is amended according to the following conditions and stipulations:

1. **Policy Premium Paid in Full by You**: If the premium for this policy is to be paid by you in its entirety and is not subject to any form of financing as contemplated by this endorsement, insurance coverage will be afforded only if the total premium is paid in full to, and received by, us or our authorized representative on or before the effective date shown on the declarations of this policy. Otherwise, the policy will be effective on the date the total premium is paid in full to, and received by, us or our authorized representative, and we will proceed as indicated in Section 9 of this endorsement.

2. **Policy Premium Subject to Our Deferred Payment Plan:** If we have available a deferred payment plan duly approved by the Commissioner of Insurance of Puerto Rico under which the premium for this policy will be paid, insurance coverage will be afforded only if the initial or down payment under said payment plan is paid to, and received by, us or our authorized representative on or before the effective date shown on the declarations of this policy. Otherwise, the policy will be effective on the date the initial or down payment is paid in full to, and received by, us or our authorized representative, and we will proceed as indicated in Section 9 of this endorsement.

3. **Policy Premium to be Financed as Part of a Financing or Leasing Transaction**: If the premium for this policy is being financed in its entirety (and accordingly no initial or down payment is made by you) in connection with the financing or leasing of property, insurance coverage will be afforded as of the effective date shown on the declarations of this policy only if, within thirty (30) days following the end of the month in which the policy is to be effective, we receive from the bank or financing institution the corresponding total premium.

   In the event the payment from the bank or financing institution is not received by us or our authorized representative by the due date indicated above, no insurance coverage will be afforded under this policy and the same will be void as of the date on which it should have become effective.

4. **Policy Premium to be Financed by a Financing Institution or by a Bank**: If the premium for this policy is financed through a financing institution or by a bank in a situation not covered by the preceding Section 3, this policy will be effective on the date the down payment of at least 20% of the total annual premium to be paid by you, together with the corresponding premium finance contract duly executed, are received by us or our authorized representative.

   In the event the financing institution or the bank does not make the total corresponding payment and said payment is not received by us or our authorized representative within the thirty (30) days following the inception date of the policy, we will cancel the policy in accordance with the cancellation clause of this policy.

5. **Policy Premium to be Paid Under an Escrow Account:** If this policy is issued in connection with the financing or leasing of property and the premium for this policy is to be paid from funds proceeding from an escrow account, insurance coverage will be afforded as of the effective date shown on the declarations of this policy only if, within thirty (30) days following the end of the month in which the policy is to be effective, we receive from the bank or financing institution the corresponding total premium.

   In the event the payment from the bank or financing institution is not received by us or our authorized representative by the due date indicated above, no insurance coverage will be afforded under this policy and the same will be void as of the date on which it should have become effective.

6. **Policy Premium to be Partly Paid with Proceeds of Single Interest Insurance Cancellations**: If a portion of the total premium for this policy will be paid with the proceeds of the premium return resulting from the cancellation of a single interest policy or certificate, this policy will be effective as of the date the greater of the following amounts is paid to, and received by, us or our authorized representative:

   a. 20% of the annual premium corresponding to this policy, or

   b. the difference between the total premium payable under this policy and the proceeds of the premium return resulting from the cancellation of the single interest policy or certificate.

   In the event said premium return is not received by us or our authorized representative within the sixty (60) days following the end of the month in which this policy became effective, we will mail you a notice of cancellation in accordance with the cancellation clause of this policy, to be effective on the date the premium paid by you is exhausted.

7. **Endorsement Premium:** Endorsements issued after the inception date of this policy, affording additional insurance and which result in an additional premium, shall not be effective until the total additional premium due thereon is paid in full to, and received by, us or our authorized representative. This procedure will be followed if the premium for this policy has been paid in full by you or has been financed by the bank or financing institution. If the premium for this policy is subject to a deferred payment plan the aforesaid endorsement shall not be effective until a down payment of the additional premium in accordance with such plan is paid to, and received by, us or our authorized representative, and accordingly subsequent payments of the plan are amended to include the unpaid portion of the additional premium for the endorsement.

8. **Premium Corrections:** Any additional premium due resulting from changes in rates, classifications, premium bases, or any other adjustments (as determined by us or the proper rating organization), shall be paid in full within thirty (30) days from the date of billing of the corrective endorsement. If the payment corresponding to this policy is subject to a deferred payment plan or a premium financing contract, a down payment of the additional premium in accordance with such plan or financing contract shall be paid to, and received by, us or our authorized representative within that same thirty (30) day period and accordingly subsequent payments of the plan will be amended to include the unpaid portion of the additional premium for the endorsement. Otherwise, we shall mail to you a notice of cancellation in accordance with the cancellation clause of this policy using the sum of the original premium plus the premium of the corrective endorsement as the basis for the calculation of the amount of premium return due to you, if any.

9. **Late Payments:** If payment is received after the specified due date, we will proceed as follows:

   a. For new policies (Sections 1 and 2 above) we will issue a change of effective date of coverage notice stating:

   (1) that the insurance afforded under the policy is effective as of the date of receipt of the applicable premium payment,

   (2) the resulting amended inception and expiration dates of the policy, which will be postponed by the same number of days that coverage was not afforded due to the late receipt of the premium payment, and

   (3) the corresponding period of time during which coverage is not afforded under the policy.

   b. For premium correction endorsements (Section 8 above) we will issue, subject to the applicable regulations, a limited reinstatement notice stating:

   (1) that the insurance afforded by the policy will be reinstated as of the date of receipt of the applicable additional premium payment,

   (2) the period for which coverage is not afforded, and

   (3) the amount of premium return due to you, if any.

10. **Cancellation of Policy:** Upon failure in the payment of any premium when due under a policy in force, we must, within the next twenty (20) days following the due date, issue a notice of cancellation in accordance with the provisions of this policy.

11. **Definition of Authorized Representative:** Authorized representative for the purpose of this endorsement means a general agent, an authorized policywriting agent, or a person duly authorized in writing by us for premium collection purposes.

12. This mandatory endorsement supersedes any other conditions to this effect in the policy to which it is attached.


SECRETARY'S CERTIFICATE


THE UNDERSIGNED, Roberto Martinez, being duly elected and acting as Secretary of Fortune V Separate Account (the "Fund"), DOES HEREBY CERTIFY that the following is a true and correct copy of resolutions adopted by the Board of Directors of the Fund (the "Board"), via a unanimous written consent on July 18, 2025:

Approval of Fidelity Bond

> **RESOLVED**, that the fidelity bond coverage for the period from June 19, 2025 to June 19, 2026 written by AIG Insurance Company (the "Bond"), in the aggregate amount of $1,000,000 covering among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) under the 1940 Act, is reasonable in form and amount, having given due consideration to, among other things, (i) the value of the aggregate assets of the Fund to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the portfolios of the Fund and (iv) the amount of the bond and the premium for such bond; and it is

> **FURTHER RESOLVED**, that the total premium of $7,830 (plus taxes & fees) for the Bond for the period from June 19, 2025 to June 19, 2026 is determined to be reasonable and is hereby approved in all respects; and it is

> **FURTHER RESOLVED**, that the obtaining of said Bond is deemed by the Board (all Directors voting) and separately by a majority of the Independent Directors, to be reasonable as to amount, type and form and in the best interest of the Fund and it is hereby approved; and it is

> **FURTHER RESOLVED**, that the Secretary of the Fund shall file or cause to be filed the Bond and any appropriate notices with the SEC in accordance with paragraph (g) of Rule 17g-1 of the 1940 Act concerning the Bond; and it is

> **FURTHER RESOLVED**, that the appropriate officers of the Fund be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board's approval.

IN WITNESS WHEREOF, the undersigned has executed this Secretary's Certificate this 18th day of July 2025.


/s/ Roberto Martinez
_____
Roberto Martinez
Secretary
Fortune V Separate Account
